EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
SXC Health Solutions Corp.:
We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333-161237) and Form S-8 (Nos. 333-164021, 333-159733, 333-145450, 333-145449 and 333-136402) of SXC Health Solutions Corp. (the “Company”) of our reports dated March 5, 2010, with respect to the consolidated balance sheets of the Company as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for the years then ended, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appears in the December 31, 2009 annual report on Form 10-K of SXC Health Solutions Corp.
Our audit report on the consolidated financial statements refers to a change in date the Company uses to conduct its annual goodwill impairment test.
/s/ KPMG LLP
Chicago, Illinois
March 5, 2010